SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          BONUSAMERICA WORLDWIDE CORP.
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                                (Name of Issuer)

                               Common Stock, $.001
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                          BonusAmerica Worldwide Corp.
                                Attn: Michael Mak
                           834 S. Broadway, 5th Floor
                              Los Angeles, CA 90014
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Stanford International Holding Corp.
       Michael Mak
       Carson Kwong
       Steven Wong
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      Not Applicable - Share Exchange
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Stanford International Holding Corp. - California Corporation
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                  7     SOLE VOTING POWER


                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,500,000
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,500,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
Stanford International Holding Corp. - directly - 11,500,000
  Michael Mak-indirectly through Stanford International Holding Corp.-4,641,400 Carson Kwong-indirectly through Stanford International Holding Corp.-1,108,600 Steven Wong-indirectly through Stanford International Holding Corp.-5,750,000
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Stanford International Holding Corp. - directly - 100%
  Michael Mak -indirectly through Stanford International Holding Corp.- 40.36% Carson Kwong -indirectly through Stanford International Holding Corp.- 9.64% Steven Wong -indirectly through Stanford International Holding Corp.- 50%
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14    TYPE OF REPORTING PERSON*

      Group
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                     Page 2

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        Common Stock, $.001

        BonusAmerica Worldwide Corp.
        834 S. Broadway, 5th Floor
        Los Angeles, CA  90014

ITEM 2. IDENTITY AND BACKGROUND
1.
     (a) Stanford International Holding Corp.

     (b) 834 S. Broadway, 5th Floor
         Los Angeles, CA 90014

     (c) Stanford International Holding Corp. of California acquired 11,500,000 out of 19,862,000 or 57.9% of shares outstanding of BonusAmerica Worldwide Corp., formerly Longbow Mining Corp., located at 834 S. Broadway, 5th Floor, Los Angeles, CA 90014. The acquisition of BonusAmerica Corporation closed on March 1, 2004.

     (d) During the last five years neither the Reporting Entity nor any of its principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: California Corporation - United States of America
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2.
     (a) Michael Mak

     (b) 825 South Golden West, #1
         Arcadia, CA 91007

     (c) Michael Mak currently serves as President, CEO and a Director of BonusAmerica Worldwide Corp., located at 834 S. Broadway, 5th Floor, Los Angeles, CA 90014.

     His biographical information is as follows:

     Michael Mak, President, CEO and Director, age 57, has been appointed to the board of directors in May 2004 and appointed president at the same time. An independent entrepreneur, Mr. Mak founded Stanford International Holding Corporation in 1999 & BonusAmerica Corporation in 2002. He ran eCommerce, a direct marketing firm from 1999 to present. Mr. Mak started his business career after high school at Berlin & Company (Hong Kong), a finance company in 1963 as a foreign exchange dealer. He was promoted to Manager five years later, and made Associate Partner in 1972. He managed the organization until 1985 when he immigrated to the USA. He subsequently founded and managed the following corporations:Triwell International Corporation 1985 to present, an importer & wholesaler of general merchandise; Unitex Trading Corporation 1987 to present, a designer & manufacturer of brand name leather goods and watches under the trade name "Charles-Hubert, Paris", wholesaling to department stores & specialties stores throughout North America; and Dingbats Inc. 1995 to present, a designer & importer of timepieces and licensed watches to Discount Stores. Mr. Mak is now committed full time to BonusAmerica Worldwide Corp.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America
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3.
     (a) Carson Kwong

     (b) 889 Cheung Sha Wan Road
         CRE Centre, Room 2503-4
         Kowloon, Hong Kong

     (c) Carson Kwong currently serves as a Director of BonusAmerica Worldwide Corp., located at 834 S. Broadway, 5th Floor, Los Angeles, CA 90014.

     His biographical information is as follows:

     CARSON KWONG, Director, age 40, has been elected to the board of directors in May 2004. Mr. Kwong was educated in Hong Kong, receiving a Post-Secondary Diploma in 1983. He started his career with Wah Kwong Hon Trading Ltd. in 1983, when he left four years later, he was sales manager for the optical and eyewear company. He held management positions with Zeiss Optical Co. and Wing Hing Optical Co. Ltd. for the next four years. In 1991, he founded and served as Managing Director for Song Lam Industrial Ltd. where he developed his network of contacts and connections throughout China and Southeast Asia. He joined Stanford International Holdings in 1999 and was part of management of BonusAmerica. Mr. Kwong is stationed in Hong Kong and is committed full time to BonusAmerica Worldwide Corp. He manages the all the ongoing operations of the company in that region.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Hong Kong
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                                     Page 4

4.
     (a) Steven Wong

     (b) 22/fl Southmark Tower
         11 Yip Hing Street
         Wong Chuk Hang, Hong Kong

     (c) Steven Wong is a 10%+ shareholder of BonusAmerica Worldwide Corp., located at 834 S. Broadway, 5th Floor, Los Angeles, CA 90014.

     His biographical information is as follows:

     STEVEN WONG, age 71, born and educated in China, after high school, join and help the family to run flight forwarder business for more than 10 years. Came to HongKong in 1961, established his own business, a watch and jewelry retail store in the tourist area. Went very successful and sold the store in 1974. Since then, moved his direction to watch manufacturing, started from scretch and grew to 3000 workers as of 2004, became one of the biggest 5 watch exporters in HongKong. In 1999 invested in Stanford International Holding Corporation as a director, advise and direct the company to internet technology business.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Hong Kong
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                                     Page 5

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities in order to have a vested interest in the Company for which the Reporting Persons are serving as officer/directors. There are no plans or proposals known to the Reporting Persons, except as listed below, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) Stanford International Holding Corporation of California acquired 11,500,000 out of 19,862,000 or 57.9% of shares outstanding of BonusAmerica Worldwide Corp., formerly Longbow Mining Corp., at the close of the acquisition of BonusAmerica Corporation on March 1, 2004.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Fred Tse resigned as President and CEO effective May 12, 2004. Michael Mak was appointed to the position of President and CEO and elected a Director on May 12, 2004. Mr. Carson Kwong was elected as a Director on May 12, 2004.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

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                                     Page 6

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:            11,500,000
         Percent of outstanding shares owned:         57.9%

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:

Stanford International Holding Corp. - directly - 11,500,000
  Michael Mak-indirectly through Stanford International Holding Corp.-4,641,400 Carson Kwong-indirectly through Stanford International Holding Corp.-1,108,600 Steven Wong-indirectly through Stanford International Holding Corp.-5,750,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                 None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

     Stanford International Holdings Corporation of California acquired 11,500,000 out of 19,862,000 or 57.9% of shares outstanding of Longbow Mining Corp. at the close of the acquisition of BonusAmerica Corporation on March 1, 2004.

     The Company entered into a definitive agreement to acquire BonusAmerica Corporation ("BonusAmerica") from Stanford International Holding Corporation ("Stanford"). The Company issuee 5 million forward-split restricted common shares to Stanford for 100% of BonusAmerica. The founders of the Company transfered 6.5 million restricted shares to Stanford to complete the transaction.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 - Share Exchange Agreement
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                                     Page 7

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: June 24, 2004                       Stanford International Holding Corp.


                                           by:/s/Michael Mak
                                                ________________________________
                                              Michael Mak, CEO


                                           /s/Michael Mak
                                           ----------------------
                                           Michael Mak

                                           /s/Carson Kwong
                                           ----------------------
                                           Carson Kwong

                                           /s/Steven Wong
                                           ----------------------
                                           Steven Wong












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